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                                                                 Exhibit (a)(10)



FOR IMMEDIATE RELEASE

                                                Contact: James M. Walker
                                                Sr. Vice President and CFO
                                                Diamond Multimedia Systems, Inc.
                                                (408) 325-7333
                                                Ellen A. Gulczynski
                                                MacKenzie Partners, Inc.
                                                (212) 929-5500


        DIAMOND MULTIMEDIA SYSTEMS EXTENDS OFFER FOR MICRONICS COMPUTERS


     San Jose, California - June 19, 1998 - Diamond Multimedia Systems, Inc. ("Diamond Multimedia")(NASDAQ:DIMD) announced today that it has extended the expiration date of its $2.45 per share cash tender offer to acquire all of the outstanding shares of Micronics Computers, Inc. ("Micronics") (NASDAQ:MCRN) to 5:00 p.m., New York City time, on Tuesday, June 23, 1998. The offer had previously been scheduled to expire at 5:00 p.m., New York City time on Thursday, June 18, 1998. As of 5:00 p.m. New York City time on June 18, 1998, 11,529,542 shares of Micronics stock had been validly tendered and not withdrawn in the offer (including those shares tendered pursuant to guaranteed delivery procedures), representing approximately 89.3% of the outstanding shares of Micronics.


     Diamond Multimedia is driving the interactive multimedia market by providing advanced solutions for home, business and professional desktop computer users, enabling them to create, access and experience compelling new media content from their desktops and through the Internet. Diamond accelerates multimedia from the Internet to the hard drive with products that include the Stealth and Viper(R) series of media accelerators, the Monster series of entertainment 3D and sound accelerators, the Fire series of professional 3D and SCSI accelerators, and the Supra(R) series of modems. Diamond also markets DVD and video phone kits. Diamond's common stock is traded on the Nasdaq Stock Market under the symbol DIMD, and its web site address is www.diamondmm.com.